SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.
                                (AMENDMENT NO. 1)

                            NATIONAL-STANDARD COMPANY
                       (Name of Subject Company (Issuer))

                         NS ACQUISITION CORP. (OFFEROR)
                               HEICO HOLDING, INC.
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    637742107
                      (CUSIP Number of Class of Securities)

                             MICHAEL E. HEISLEY, SR.
                               HEICO ACQUISITIONS
                         5600 THREE FIRST NATIONAL PLAZA
                             CHICAGO, ILLINOIS 60602
                                 (312) 419-8220

                                 WITH A COPY TO:
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000
         (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

       Transaction Valuation* $5,788,569      Amount Of Filing Fee $1,158



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* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS
AMOUNT ASSUMES THE PURCHASE OF 5,788,569 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF NATIONAL-STANDARD COMPANY, AN INDIANA CORPORATION (THE "COMPANY"), AT THE TENDER PRICE OF $1.00 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 26, 2000, BETWEEN NS ACQUISITION CORP., A DELAWARE CORPORATION, ("PURCHASER"), HEICO HOLDING, INC., A DELAWARE CORPORATION AND THE PARENT OF PURCHASER ("PARENT") AND THE COMPANY. THE COMPANY REPRESENTED THAT AS OF SUCH DATE, IT HAD 5,788,569 SHARES OUTSTANDING. BASED ON THE FOREGOING, THE TRANSACTION VALUE IS EQUAL TO THE PRODUCT OF (I) 5,788,569 SHARES (THE NUMBER OF SHARES OUTSTANDING) MULTIPLIED BY (II) $1.00 PER SHARE. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE PURCHASER.

/X/ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    $1,158
Form or Registration No.:  Schedule TO
Filing Party:              NS Acquisition Corp. / Heico Holding, Inc.
Date Filed:                July 10, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.

/ /      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                            INTRODUCTION

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2000 by NS Acquisition Corp., a Delaware corporation ("Purchaser"), and Heico Holding, Inc., a Delaware corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of National-Standard Company, an Indiana corporation (the "Company"), at a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and which are incorporated herein by reference.

         All information in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND ITEMS 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         The Section of the Offer to Purchase entitled "Introduction" is hereby amended and supplemented to insert the following at the end of the ninth paragraph:

         "U.S. Bancorp Piper Jaffray has consented to the references to its fairness opinion in this Offer to Purchase."

         The Section of the Offer to Purchase entitled "Questions and Answers about the Offer and the Merger" is hereby amended and supplemented to insert the following after the third sentence of the paragraph under the heading "How Long Do I Have to Decide Whether to Tender in the Offer?":

         "Such purchases would be made during a subsequent offering period in which the shares would be purchased as they are tendered. We do not intend to accept shares tendered after the expiration date except in connection with a subsequent offering period."

         The Section of the Offer to Purchase entitled "Questions and Answers about the Offer and the Merger" is hereby amended and supplemented by replacing the first sentence of the paragraph under the heading "How Will I be Notified if the Offer is Extended?" in its entirety with the following:

         "If the Offer is extended past August 4, 2000, we will make a public announcement of the new expiration date by issuing a press release to the Dow Jones News Service no later than 9:00 a.m., Eastern time, on the next business day."

         The Section of the Offer to Purchase entitled "Questions and Answers about the Offer and the Merger" is hereby amended and supplemented to insert the following after the first sentence of the paragraph under the heading "If I Object to the Price Being Offered, Will I Have Appraisal Rights?":

         "The shares may no longer be eligible for quotation on the American Stock Exchange if the number of shares publicly held, the number of holders of round lots, the aggregate market value of publicly held shares or the stockholders equity of the Company falls below the guidelines prescribed by the American Stock Exchange. If the offer is consummated, the number of shareholders of the Company may be so small that the shares may not be eligible for trading on the American Stock Exchange or any other national securities exchange."

         Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended and supplemented to insert the following at the end of the seventh paragraph:

         "If Purchaser provides a Subsequent Offering Period, Purchaser will notify the shareholders of the Company by issuing a press release to the Dow Jones News Service."

         Section 4 of the Offer to Purchase ("Withdrawal Rights") is hereby amended and supplemented to insert the following at the end of the first paragraph:

         "If Purchaser provides a Subsequent Offering Period, tendering shareholders will not have withdrawal rights during the Subsequent Offering Period and Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Shares tendered prior to the Expiration Date may not be withdrawn during a Subsequent Offering Period."

         Section 10 of the Offer to Purchase ("Background of the Offer and the Merger; Contacts with the Company") is hereby amended and supplemented to replace the last sentence of the sixth paragraph with the following:

         "Such chief executive officer indicated that any merger discussions with the Company should be deferred to some time in the future because such chief executive officer and his management team were focussing on another transaction at that time."

         Section 10 of the Offer to Purchase ("Background of the Offer and the Merger; Contacts with the Company") is hereby amended and supplemented to delete the words "consistent with its October 1998 proposal" in the second sentence of the third paragraph.

         Section 10 of the Offer to Purchase ("Background of the Offer and the Merger; Contacts with the Company") is hereby amended and supplemented to insert the following after the first sentence of the twenty-eighth paragraph:

         "Parent suggested a cash merger because of its concerns, as well as those expressed to it by the Company and its representatives, that in light of the significant issues that existed concerning the structure and terms of a stock transaction, the parties would be unable to reach an agreement on the terms of such a transaction in a timely manner."

         Section 11 of the Offer to Purchase ("Purpose and Structure of the Offer and the Merger; Plans for the Company") is hereby amended and supplemented to insert the following sentence after the first sentence of the first paragraph under the heading "--Purpose and Structure of the Offer and the Merger":

         "Once Parent controls the Company, Parent believes it will have the ability to implement changes at the Company that are intended to increase the profitability of the Company."

         Section 14 of the Offer to Purchsae ("Certain Conditions of the Offer") is hereby amended and supplemented to delete the phrase "the acceptance of such Shares for payment or the payment therefor" in the first sentence and replace such phrase with "the expiration of the Offer."

         Section 14 of the Offer to Purchsae ("Certain Conditions of the Offer") is hereby amended and supplemented to insert the words "before the expiration of the Offer" after the phrase "at any time and from time to time" in the first paragraph after the list of offer conditions.

         Exhibit (a)(5)(i) of the Schedule TO is hereby amended and supplemented to insert the following before the last paragraph of such exhibit:

         "The Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the tender offer."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      NS ACQUISITION CORP.

                                      By: /s/ Michael E. Heisley
                                         ---------------------------------------
                                          Michael E. Heisley
                                          Chairman & Chief Executive Officer


                                      HEICO HOLDING, INC.

                                      By: /s/ Michael E. Heisley
                                         ---------------------------------------
                                          Michael E. Heisley
                                          President and Chief Executive Officer

Dated: July 21, 2000